One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

November 9, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Equity Trust (the “Trust”)

485A Filing

CIK 0000034273

File No. 811-00945

Ladies and Gentlemen:

Thank you for the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on October 7, 2020, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on August 31, 2020. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: On page 1, the introductory paragraph to the Fees and Expenses tables states, “The tables below illustrate all fees and expenses . . .” Please replace “all” with “the.”

Response: We have made the requested change.

2.	Comment: Please provide a completed fee table for review within this response letter.

Response: Please see the completed fee tables in the attached Appendix A.

3.	Comment: On page 1, with respect to Footnote C to the Annual Operating Expenses table, please confirm that the expense limitation agreement to limit expenses will be filed as an exhibit to the Registration Statement.

Response: We confirm that the Expense Limitation Agreement will be filed as an Exhibit to the Registration Statement.

4.	Comment: On page 1, with respect to Footnote C to the Annual Operating Expenses table, the termination date of the expense limitation, January 31, 2022, is bracketed. Please confirm that this date will be at least one year from the effective date of the registration statement.

Response: We confirm the termination date of the expense limitation will be January 31, 2022 which is at least one year from the effective date of the registration statement.

5.	Comment: We believe that the name inclusion of “New Leaders” in the name of the fund suggests a type of investment that, under Rule 35d-1, should have any accompanying 80% policy. The 80% policy should also define in the Principal Investment Strategies what is a New Leader.

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Response: We do not believe “New Leaders” to be subject to Rule 35d-1, as the phrase “new leaders” is not descriptive of a particular type of investment. As noted in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” The fund is designed to invest across all market sectors in issuers located throughout the world identified by a process that the subadviser believes will identify to have a high degree of predictability, strong profitability and above average earnings and cash flow growth. With such a diverse mandate, we do not believe that it would be possible to test for compliance with an 80% test since the fund will not confine its investments to easily quantifiable categories. We have therefore made no changes in response to this item.

6.	Comment: On page 2, the Principal Investment Strategies states that the subadviser may also consider certain ESG factors in its investment process. Please add additional disclosures regarding the ESG analysis where appropriate.

a.	Please add disclosure about the specific ESG factors considered by the subadviser and how it applies such factors.

b.	Please consider identifying any primary third party ESG analytics providers.

c.	Please clarify whether the subadviser applies the ESG analysis to all fund investments or only certain investments.

Response: We note that the subadviser, SGA, is committed to investing in companies that can sustainably grow and compound their earnings over the long-term. SGA recognizes that environmental, social and governance (ESG) factors inherently impact a company’s brand equity, employee satisfaction, competitive position, financial performance and ultimately long-term shareholder value. The list of ESG factors considered in the investment process is long and can vary on a case-by-case basis based on materiality, but generally includes issues such as climate change and carbon emissions, waste management, water scarcity, data protection and privacy, employee engagement, human rights, labor standards, Board composition and executive compensation. ESG factors can have a tangible impact on SGA’s investment process in areas such as company cash flow projections, valuation analysis and ultimately buy and sell decisions in the portfolio. It is important to note that SGA does not prioritize growth opportunities related to ESG above others. All investments are made with the objective of maximizing risk-adjusted financial returns. SGA does not place a premium on social returns. In light of this, we have made clarifications to the Principal Investment Strategies, but we have not made additional changes in response to this comment.

7.	Comment: On page 2, the Principal Investment Strategies section states that the Fund’s equity investments may include securities convertible into or exchangeable for common stocks. Please clarify whether convertible securities include contingent convertible securities (“CoCos”) to the level of a principal investment strategy? If yes, please add a reference to CoCos in the Principal Investment Strategy and a corresponding risk.

Response: We confirm that the subadviser does not intend to invest in contingent convertible securities with respect to the Fund. Therefore, we have made no changes in response to this comment.

8.	Comment: On page 2, the Principal Investment Strategies section states, “that at the time of initial investment or within the last 12 months had market capitalizations that do not exceed the largest capitalization constituent of the fund’s Primary Benchmark at the time of initial purchase or within the last 12 months.” Please consider disclosing the largest capitalization constituent as of a recent date.

Response: We have added the requested disclosure.

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9.	Comment: On page 2, the Principal Investment Strategies section states, “From time to time, the fund may have a significant portion of its assets invested in the securities of companies in only a few countries and one or a few regions.” If the Fund will be invested significantly in a particular country or region at launch, please identify the country or region and add a corresponding risk in Principal Risks.

Response: The Fund will not be invested significantly in a particular non-U.S. country or region at launch. Therefore, we have made no changes in response to this comment.

10.	Comment: On page 2, the Principal Risks includes Emerging Market Risk. Consider enhancing the disclosure of Emerging Market risks, including disclosures about the quality and availability of financial information about such issuers. Please see Clayton Statement, Emerging Market Investments Entails Significant disclosure reporting and other risks. April 21, 2020.

Response: On page 8, the Item 9 Emerging Market Risk item includes the following statement which we believe addresses the quality and availability of financial information about such issuers. “Many of the foreign securities held by a Fund will not be registered with, nor will the issuers thereof be subject to the reporting requirements of, the SEC. Accordingly, there may be less publicly available information about the securities and about the foreign company or government issuing them than is available about a domestic company or government entity.” Therefore, we have made no additional disclosures in response to this comment.

11.	Comment: On page 7, in More Information About Risks Related to Principal Investment Strategies, please consider adding additional disclosures about the effect of the COVID-19 pandemic on the Fund’s investments.

Response: The long form of Market Volatility Risk on pages 44-45 of the Statement of Additional Information includes a fulsome discussion of COVID-19. Therefore, we have made no additional disclosures in response to this item.

12.	Comment: On page 7-8, the ESG risk factor states, “There are significant differences in interpretations of what it means for a company to have positive ESG factors.” Because the Principal Investment Strategies states that third-party ESG research provider analysis and rankings may be considered, please add risk disclosure about the possible inconsistencies in third-party research providers’ ranking criteria and results.

Response: We have made the requested change.

13.	Comment: The Foreign Investing risk factor on page 8 includes a statement that “. . . there may be less publicly available information about the securities and about the foreign company or government issuing them than is available about a domestic company or government entity less info is publicly available about non-us companies.” Consider whether this risk should be referenced in Item 4.

Response: We have added disclosure to Item 4 in response to this comment.

14.	Comment: On page 10 in the section “The Subadviser”, the last sentence states that that the subadviser’s assets under management includes “model/emulation assets under management.” Please explain what “model/emulation assets” means.

Response: The reference to model/emulation assets include model portfolio assets that SGA has under contract that are not considered “regulatory assets under management” and thus are noted separately from regulatory assets under management.

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15.	Comment: On Page 14 in the section, “Class A shares”, in second sentence, the Staff is concerned that this disclosure doesn’t explain when someone will get charged a CDSC on $1 million. Please disclose with greater specificity those people that will be charged a CDSC on purchases of $1 million or more on Class A shares, including whether a finder’s fee was paid. Alternatively, please explain how this disclosure is consistent with Rule 22(d)(1)(a) and Rule 6c-10(a)(3).

Response: The above referenced section states, “Generally, Class A Shares are not subject to any charges by the fund when redeemed; however, a contingent deferred sales charge (“CDSC”) in an amount up to 1.00% may be imposed on certain redemptions within 18 months of a finder’s fee being paid. Finder’s fees are paid only on eligible purchases of at least $1 million and will not be paid on purchases for which the financial intermediary involved does not provide the information necessary for the fund’s Transfer Agent to identify the purchase as eligible. . . . and shares not subject to a finder’s fee will be deemed to be redeemed first in order to minimize the instances in which the CDSC will be charged.”

Rule 6c-10(a)(3) provides an exemption for open-end management investment companies to impose deferred sales, subject to the conditions of Rule 22(d)(1) under which sub-section (a) requires sales loads to be applied “uniformly to all offerees in the class specified.” Previously, in response to this comment we added disclosure to clarify the circumstances in which a finder’s fee is paid by adding the underlined language. We believe that CDSC charges are applied consistently when redemptions are made within 18 months of a finder’s fee being paid on such investments, and we have identified when a finder’s fee is paid so that investors should be able to understand the factors to determine whether they will be charged the CDSC. Therefore, we have made no changes in response to this comment.

16.	Comment: Page 25 discusses includes a section about Annual Fee on Small Accounts. Please consider adding the small account fee to the fee table on page one as an account fee.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

17.	Comment: On page 7 of Statement of Additional Information, under the fund name and investment policy, and in reference to Comment 5 above where the Staff requests an 80% investment policy, and further, given the reference to synthetic investments, please disclose that derivatives that are counted towards the 80% bucket will be based on market and not notional value, as the Rule 35d-1 test is not an exposure test.

Response: As noted in our response to Comment 5, we do not believe “New Leaders” or “Growth” to be subject to Rule 35d-1, thus we have made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the Holly van den Toorn at 404-845-7679. Thank you.

Best regards,

/s/ Jennifer Fromm
Jennifer Fromm

cc:	Holly van den Toorn, Esq.
Ralph Summa

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APPENDIX A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	0.25%	1.00%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	0.80%	0.80%	0.80%	0.80%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(b)	0.40%	0.36%	0.44%	0.33%
Total Annual Fund Operating Expenses	1.45%	2.16%	1.24%	1.13%
Less: Fee Waiver and/or Expense Reimbursement(c)	(0.06)%	(0.02)%	(0.10)%	(0.22)%
Total Annual Fund Operating Expenses After Expense Reimbursement(c)	1.39%	2.14%	1.14%	0.91%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.39% for Class A Shares, 2.14% for Class C Shares, 1.14% for Class I Shares and 0.91% for Class R6 Shares through January 31, 2022. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, or at the time of recapture.

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